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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2
                               EMCORE CORPORATION
                       (Name of Subject Company (Issuer))
                               EMCORE CORPORATION
                        (Name of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
             UNDER THE EMCORE CORPORATION 2000 STOCK OPTION PLAN AND
               1995 INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    290846104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Thomas G. Werthan
                               EMCORE Corporation
                                145 Belmont Drive
                               Somerset, NJ 08873
                                 (732) 271-9090

     (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                             INTRODUCTORY STATEMENT

The Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 30, 2002, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on October 22, 2002 (as amended, the "Schedule TO"), reports the final results of our offer to certain option holders to exchange certain options outstanding under our stock option plans having an exercise price of more than $4.00 per share for new options to purchases shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange, dated September 30, 2002, and the related cover letter, letter of transmittal, electronic mail transmission, and electronic mail supplement attached as Exhibits (a) (2), (a)
(3), (a) (5), and (a) (6).

Item 4.   Terms of the Transaction.

Item 4. Of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 P.M., New York City Time, on Wednesday, October 30, 2002. Pursuant to the Offer to Exchange, we accepted for cancellation 2,476,140 options to purchase 2,476,140 shares of common stock, representing 71.8% of the options that were eligible to be exchanged in this Offer to Exchange, we will issue replacement options to purchase an aggregate of 2,476,140 shares of Common Stock in exchange for the options surrendered pursuant to the Offer to Exchange, as adjusted for any stock splits, stock dividends and similar events.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                       EMCORE CORPORATION.

                                       By: /s/ Thomas G. Werthan
                                           --------------------
                                           Name:  Thomas G. Werthan,
                                           Title: Chief Financial Officer
                                           Date:  November 11, 2002